                                                                      EXHIBIT 99


                           LYONDELL CHEMICAL COMPANY

                 CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


                       CONSOLIDATED STATEMENTS OF INCOME

                                                           For the Three Months Ended                   For the Six Months Ended
                                                                    June 30,                                    June 30,
                                                         -------------------------------             ------------------------------
Millions of dollars, except per share data                   2001                 2000                  2001                 2000
------------------------------------------               -----------          ----------             ----------           ---------
SALES AND OTHER OPERATING REVENUES                          $ 902                $ 976                $1,759               $2,112

OPERATING COSTS AND EXPENSES:
     Cost of sales                                            761                  769                 1,516                1,721
     Selling, general and administrative expenses              41                   33                    80                   88
     Research and development expense                           8                    7                    16                   21
     Amortization of goodwill
          and other intangible assets                          26                   25                    50                   53
                                                            -----                -----                ------               ------
                                                              836                  834                 1,662                1,883
                                                            -----                -----                ------               ------
     Operating income                                          66                  142                    97                  229

Interest expense                                              (98)                (123)                 (197)                (288)
Interest income                                                 4                   20                    11                   28
Other income (expense), net                                    (1)                  (1)                    2                   (6)
Gain on sale of assets                                        - -                  - -                   - -                  544
                                                            -----                -----                ------               ------
     Income (loss) before equity investments,
          income taxes and extraordinary item                 (29)                  38                   (87)                 507
                                                            -----                -----                ------               ------

INCOME (LOSS) FROM EQUITY INVESTMENTS:
     Equistar Chemicals, LP                                    (2)                  72                   (24)                 105
     LYONDELL-CITGO Refining LP                                41                  (10)                   68                    6
     Other                                                      3                    4                   - -                    5
                                                            -----                -----                ------               ------
                                                               42                   66                    44                  116
                                                            -----                -----                ------               ------
     Income (loss) before income
          taxes and extraordinary items                        13                  104                   (43)                 623

Provision for (benefit from) income taxes                       9                   39                   (13)                 241
                                                            -----                -----                ------               ------
     Income (loss) before extraordinary items                   4                   65                   (30)                 382

Extraordinary loss on extinguishment
     of debt, net of income taxes                             - -                  (19)                  - -                  (30)
                                                            -----                -----                ------               ------
NET INCOME (LOSS)                                           $   4                $  46                $  (30)              $  352
                                                            =====                =====                ======               ======
BASIC EARNINGS PER SHARE:
     Income (loss) before extraordinary items               $ .04                $ .55                $ (.25)              $ 3.25
                                                            =====                =====                ======               ======
     Net income (loss)                                      $ .04                $ .39                $ (.25)              $ 3.00
                                                            =====                =====                ======               ======
DILUTED EARNINGS PER SHARE:
     Income (loss) before extraordinary items               $ .04                $ .55                $ (.25)              $ 3.25
                                                            =====                =====                ======               ======
     Net income (loss)                                      $ .04                $ .39                $ (.25)              $ 2.99
                                                            =====                =====                ======               ======

                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

                          CONSOLIDATED BALANCE SHEETS


                                                                                       June 30,                December 31,
Millions of dollars, except par value data                                               2001                      2000
------------------------------------------                                           ----------                ------------
ASSETS
Current assets:
     Cash and cash equivalents                                                          $  105                    $  260
     Accounts receivable, net                                                              420                       508
     Inventories                                                                           390                       392
     Prepaid expenses and other current assets                                              66                        49
     Deferred tax assets                                                                   132                       136
                                                                                        ------                    ------
          Total current assets                                                           1,113                     1,345
                                                                                        ------                    ------
Property, plant and equipment, net                                                       2,321                     2,429
Investments and long-term receivables:
     Investment in PO joint ventures                                                       652                       621
     Investment in Equistar Chemicals, LP                                                  574                       599
     Receivable from LYONDELL-CITGO Refining LP                                            229                       229
     Investment in LYONDELL-CITGO Refining LP                                               44                        20
     Other investments and long-term receivables                                           126                       137
Goodwill, net                                                                            1,111                     1,152
Other assets                                                                               515                       515
                                                                                        ------                    ------
Total assets                                                                            $6,685                    $7,047
                                                                                        ======                    ======
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                   $  284                    $  399
     Current maturities of long-term debt                                                   11                        10
     Other accrued liabilities                                                             258                       325
                                                                                        ------                    ------
          Total current liabilities                                                        553                       734
                                                                                        ------                    ------
Long-term debt, less current maturities                                                  3,838                     3,844
Other liabilities                                                                          483                       441
Deferred income taxes                                                                      686                       702
Commitments and contingencies
Minority interest                                                                          165                       181
Stockholders' equity:
     Preferred stock, $.01 par value, 80,000,000 shares
       authorized, none outstanding                                                        - -                       - -
     Common stock, $1.00 par value, 250,000,000 shares
       authorized, 120,250,000 shares issued                                               120                       120
     Additional paid-in capital                                                            854                       854
     Retained earnings                                                                     421                       504
     Accumulated other comprehensive loss                                                 (360)                     (258)
     Treasury stock, at cost, 2,687,080 and 2,689,667 shares, respectively                 (75)                      (75)
                                                                                        ------                    ------
          Total stockholders' equity                                                       960                     1,145
                                                                                        ------                    ------
Total liabilities and stockholders' equity                                              $6,685                    $7,047
                                                                                        ======                    ======

                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                              For the Six Months Ended
                                                                                                      June 30,
                                                                                          -------------------------------
Millions of dollars                                                                          2001                 2000
--------------------                                                                      ----------           ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income (loss)                                                                      $ (30)             $   352
     Adjustments to reconcile net income (loss) to
       net cash used in operating activities:
          Gain on sale of assets                                                              - -                 (544)
          Depreciation and amortization                                                       132                  150
          Deferred income taxes                                                               (23)                   2
          Extraordinary items                                                                 - -                   30
          Decrease (increase) in accounts receivable                                           75                 (103)
          (Increase) decrease in inventories                                                   (6)                  16
          Decrease in accounts payable                                                       (106)                 (15)
          Net change in other working capital accounts                                        (46)                  18
          Other, net                                                                          (29)                 (39)
                                                                                            -----              -------
               Net cash used in operating activities                                          (33)                (133)
                                                                                            -----              -------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Proceeds from sale of assets, net of cash sold                                           - -                2,424
     Expenditures for property, plant and equipment                                           (40)                 (31)
     Distributions from affiliates in excess of earnings                                       20                   31
     Contributions and advances to affiliates                                                 (40)                 (13)
     Other                                                                                    - -                  (32)
                                                                                            -----              -------
               Net cash (used in) provided by investing activities                            (60)               2,379
                                                                                            -----              -------
CASH FLOWS FROM FINANCING ACTIVITIES:
     Repayment of long-term debt                                                               (5)              (2,061)
     Dividends paid                                                                           (53)                 (52)
     Payment of debt-related costs                                                             (3)                 (18)
                                                                                            -----              -------
               Net cash used in financing activities                                          (61)              (2,131)
                                                                                            -----              -------
Effect of exchange rate changes on cash                                                        (1)                  (2)
                                                                                            -----              -------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                             (155)                 113
Cash and cash equivalents at beginning of period                                              260                  307
                                                                                            -----              -------
Cash and cash equivalents at end of period                                                  $ 105              $   420
                                                                                            =====              =======

                See Notes to Consolidated Financial Statements.

                           LYONDELL CHEMICAL COMPANY

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)


1.  BASIS OF PREPARATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments, consisting only of normal, recurring adjustments considered necessary for a fair presentation, have been included. For further information, refer to the consolidated financial statements and notes thereto for the year ended December 31, 2000 included in the Lyondell Chemical Company ("Lyondell") 2000 Annual Report on Form 10-K pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934. Certain amounts from prior periods have been reclassified to conform to the current period presentation.


2.  GAIN ON SALE OF ASSETS

On March 31, 2000, Lyondell completed the sale of the polyols business and ownership interests in its U.S. propylene oxide ("PO") manufacturing operations to Bayer AG and Bayer Corporation (collectively "Bayer") for approximately $2.45 billion. Lyondell recorded a pretax gain on the sale of $544 million during the first quarter 2000. In the third quarter 2000, the final settlement of working capital with Bayer and resolution of certain estimated liabilities resulted in the recording of an additional pretax gain on the sale of $46 million.

As part of the asset sale, Lyondell accrued liabilities of $53 million for employee severance, relocation and other employee benefits, covering approximately 850 employees. The affected employees were generally terminated on or about April 1, 2000, with a limited number providing transition services through mid-2001. During the third quarter 2000, Lyondell reduced the accrued liability by $25 million due to a reduction in the number of affected employees and significantly lower than expected payments of severance and other benefits. Payments of $27 million for severance, relocation and other employee benefits were made through June 30, 2001. Lyondell expects to settle the remainder of the liability during the second half of 2001.

3.  EQUITY INTEREST IN EQUISTAR CHEMICALS, LP

Lyondell has a 41% joint venture ownership interest in Equistar Chemicals, LP ("Equistar"), while Millennium Chemicals Inc. ("Millennium") and Occidental Petroleum Corporation ("Occidental") each have a 29.5% joint venture ownership interest. Because the partners jointly control certain management decisions, Lyondell accounts for its investment in Equistar using the equity method of accounting. As a partnership, Equistar is not subject to federal income taxes. Summarized financial information for Equistar follows:

                                                                                        June 30,               December 31,
Millions of dollars                                                                       2001                     2000
-------------------                                                                    ----------              ------------
BALANCE SHEETS
Total current assets                                                                     $1,231                   $1,332
Property, plant and equipment, net                                                        3,759                    3,819
Goodwill, net                                                                             1,069                    1,086
Other assets                                                                                332                      345
                                                                                         ------                   ------
Total assets                                                                             $6,391                   $6,582
                                                                                         ======                   ======

Current maturities of long-term debt                                                     $  190                   $   90
Other current liabilities                                                                   564                      653
Long-term debt, less current maturities                                                   2,058                    2,158
Other liabilities                                                                           149                      141
Partners' capital                                                                         3,430                    3,540
                                                                                         ------                   ------
Total liabilities and partners' capital                                                  $6,391                   $6,582
                                                                                         ======                   ======


                                                            For the Three Months Ended                   For the Six Months Ended
                                                                     June 30,                                    June 30,
                                                         ----------------------------------           -----------------------------
                                                             2001                   2000                 2001                 2000
                                                         ----------             -----------           ---------             -------
STATEMENTS OF INCOME
Sales and other operating revenues                         $1,600                 $1,899               $3,373                $3,757
Cost of sales                                               1,522                  1,634                3,245                 3,332
Other operating costs and expenses                             64                     67                  150                   128
                                                           ------                 ------               ------                ------
Operating income (loss)                                        14                    198                  (22)                  297
Interest expense, net                                         (45)                   (44)                 (91)                  (89)
Other income (expense), net                                     1                     (2)                   6                   - -
                                                           ------                 ------               ------                ------
Net income (loss)                                          $  (30)                $  152               $ (107)               $  208
                                                           ======                 ======               ======                ======
SELECTED CASH FLOW INFORMATION
Depreciation and amortization                              $   81                 $   75               $  159                $  152
Expenditures for property, plant and equipment                 29                     28                   53                    48


Lyondell's "Income (loss) from equity investments" in Equistar as presented in the consolidated statements of income consists of Lyondell's share of Equistar's net income (loss) plus the accretion of the difference between Lyondell's investment and its underlying equity in Equistar's net assets.

4.   EQUITY INTEREST IN LYONDELL-CITGO REFINING LP

Lyondell has a 58.75% participation interest in LYONDELL-CITGO Refining LP ("LCR"), while CITGO Petroleum Corporation ("CITGO") has a 41.25% participation interest. As a partnership, LCR is not subject to federal income taxes. Net income before depreciation expense for the period is allocated to the partners based upon participation interests. Depreciation expense is allocated to the partners based upon contributed assets. Summarized financial information for LCR follows:

                                                                                         June 30,              December 31,
Millions of dollars                                                                        2001                    2000
-------------------                                                                     ----------            -------------
BALANCE SHEETS
Total current assets                                                                      $  262                  $  310
Property, plant and equipment, net                                                         1,305                   1,319
Other assets                                                                                  59                      67
                                                                                          ------                  ------
Total assets                                                                              $1,626                  $1,696
                                                                                          ======                  ======

Notes payable                                                                             $  - -                  $  450
Other current liabilities                                                                    313                     417
Long-term debt                                                                               450                     - -
Loans payable to partners                                                                    264                     264
Other liabilities                                                                             61                      57
Partners' capital                                                                            538                     508
                                                                                          ------                  ------
Total liabilities and partners' capital                                                   $1,626                  $1,696
                                                                                          ======                  ======


                                                             For the Three Months Ended                   For the Six Months Ended
                                                                      June 30,                                    June 30,
                                                          --------------------------------              ---------------------------
                                                            2001                    2000                   2001               2000
                                                          --------                --------              ---------            ------
STATEMENTS OF INCOME
Sales and other operating revenues                         $ 932                   $ 901                 $1,842              $1,760
Cost of sales                                                837                     893                  1,675               1,704
Selling, general and administrative expenses                  14                      14                     28                  28
                                                           -----                   -----                 ------              ------
Operating income (loss)                                       81                      (6)                   139                  28
Interest expense, net                                        (15)                    (16)                   (31)                (28)
                                                           -----                   -----                 ------              ------
Net income (loss)                                          $  66                   $ (22)                $  108              $  - -
                                                           =====                   =====                 ======              =======
SELECTED CASH FLOW INFORMATION
Depreciation and amortization                              $  27                   $  30                 $   55              $   56
Expenditures for property, plant and equipment                18                      18                     29                  35


5.  EXTRAORDINARY ITEMS

During the first and second quarters of 2000, Lyondell retired debt in the principal amount of $999 million and $1.05 billion, respectively, prior to maturity. During the first quarter 2000, unamortized debt issuance costs and amendment fees of $17 million, less a tax benefit of $6 million, were written off and reported as an extraordinary loss on extinguishment of debt. During the second quarter 2000, Lyondell wrote off $21 million of unamortized debt issuance costs and amendment fees and paid call premiums of $8 million. The total of $29 million, less a tax benefit of $10 million, was reported as an extraordinary loss on extinguishment of debt in the second quarter 2000.

6.  INVENTORIES

The components of inventories consisted of the following:

                                                                                       June 30,               December 31,
Millions of dollars                                                                      2001                     2000
-------------------                                                                  ------------            -------------
Finished goods                                                                           $ 308                    $ 301
Work-in-process                                                                              8                        7
Raw materials                                                                               42                       51
Materials and supplies                                                                      32                       33
                                                                                         -----                    -----
     Total inventories                                                                   $ 390                    $ 392
                                                                                         =====                    =====


7.  PROPERTY, PLANT AND EQUIPMENT, NET

The components of property, plant and equipment, at cost, and the related accumulated depreciation consisted of the following:

                                                                                       June 30,               December 31,
Millions of dollars                                                                      2001                     2000
-------------------                                                                   ---------               ------------
Land                                                                                    $   10                   $   10
Manufacturing facilities and equipment                                                   2,511                    2,580
Construction in progress                                                                   104                       95
                                                                                        ------                   ------
     Total property, plant and equipment                                                 2,625                    2,685
Less accumulated depreciation                                                              304                      256
                                                                                        ------                   ------
     Property, plant and equipment, net                                                 $2,321                   $2,429
                                                                                        ======                   ======

8.  LONG-TERM DEBT

Long-term debt consisted of the following:

                                                                                        June 30,              December 31,
Millions of dollars                                                                       2001                    2000
-------------------                                                                   ----------             ------------
Term Loan B                                                                             $  192                  $  193
Term Loan E                                                                                831                     835
Senior Secured Notes, Series A due 2007, 9.625%                                            900                     900
Senior Secured Notes, Series B due 2007, 9.875%                                          1,000                   1,000
Senior Subordinated Notes due 2009, 10.875%                                                500                     500
Debentures - due 2005, 9.375%                                                              100                     100
Debentures - due 2010, 10.25%                                                              100                     100
Debentures - due 2020, 9.8%                                                                224                     224
Other                                                                                        2                       2
                                                                                        ------                  ------
    Total long-term debt                                                                 3,849                   3,854
Less current maturities                                                                     11                      10
                                                                                        ------                  ------
    Long-term debt, net                                                                 $3,838                  $3,844
                                                                                        ======                  ======

Lyondell's credit facility required Lyondell to issue $470 million of subordinated notes, or more junior securities, by June 2002. The requirement to issue $470 million of subordinated notes could be reduced by $2 for each $1 of equity securities issued by Lyondell, and could be eliminated if Lyondell achieved either (1) a specified total debt to adjusted EBITDA ratio, as defined, or (2) a specified credit rating for its senior unsecured debt. As of December 31, 2000, Lyondell satisfied the first condition. Therefore, in May 2001, the requirement to issue $470 million of subordinated notes was eliminated.

In March 2001, Lyondell secured an amendment to its credit facility making certain financial ratio requirements less restrictive. Lyondell will seek an additional amendment to its credit facility to make certain financial ratio requirements less restrictive. Lyondell anticipates that the amendment will become effective prior to September 30, 2001.


9.  DERIVATIVE FINANCIAL INSTRUMENTS

During 2000, Lyondell entered into foreign currency forward contracts to hedge foreign exchange exposures related to euro-denominated capital commitments on the PO-11 construction project.

As of January 1, 2001, Lyondell adopted Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities. Under SFAS No. 133, all derivative instruments are recorded on the balance sheet at fair value. Currently, Lyondell uses only cash flow hedges. Gains or losses from changes in the fair value of the derivative used in a cash flow hedge are deferred in accumulated other comprehensive income, to the extent the hedge is effective, and subsequently reclassified to earnings to offset the impact of the forecasted transaction.

Lyondell's Board of Directors has authorized Lyondell to enter into certain hedge transactions, but does not permit speculative positions. Lyondell formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking the hedge. This process includes specific identification of the hedging instrument and the hedge transaction, the nature of the risk being hedged and the method for assessing the hedging instrument's effectiveness. Both at the inception of the hedge and on an ongoing quarterly basis, Lyondell assesses whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

At December 31, 2000, forward contracts in the notional amount of 134 million euros, or approximately $125 million, were outstanding. The fair market value of these derivative instruments at December 31, 2000 represented an asset of $1 million and was based on quoted market prices. On January 1, 2001, in accordance with the transition provisions of SFAS No. 133, Lyondell recorded an after-tax gain of less than $1 million as a transition adjustment in accumulated other comprehensive income, representing the cumulative effect of an accounting change (see Note 11).

During the second quarter 2001, Lyondell entered into additional foreign currency forward contracts in the notional amount of 86 million euros to hedge foreign exchange exposures related to euro-denominated capital commitments on the PO-11 construction project for the year 2002. In addition, Lyondell entered into price swap contracts with Occidental Energy Marketing, Inc., a subsidiary of Occidental Petroleum Corporation, covering 37.8 million gallons of unleaded gasoline to hedge its margins on future sales of MTBE.

As of June 30, 2001, the notional amounts of outstanding foreign currency forward contracts, which mature from July 2001 through December 2002, totaled 180 million euros, or approximately $152 million at June 30, 2001 exchange rates. The contracts were recognized at their fair value on June 30, 2001, resulting in an unrealized pretax loss of $8 million, all of which was deemed effective and, therefore, a $5 million after tax loss was recognized in accumulated other comprehensive income. The $5 million loss recorded in accumulated other comprehensive income is expected to be reclassified from July through December 2002 and included in plant construction costs. As of June 30, 2001, price swap contracts covering 37.8 million gallons of unleaded gasoline, which mature from October 2001 through December 2001, were outstanding. The contracts were recognized at their fair value on June 30, 2001, resulting in an unrealized pretax gain of $2 million of which 90% was deemed effective and recognized in accumulated other comprehensive income. The ineffective portion, which was less than $1 million, was recorded as a component of cost of sales in the consolidated statements of income. The $1 million after-tax gain related to the effective portion of the $2 million pretax gain was recorded in accumulated other comprehensive income and is expected to be reclassified to the consolidated statements of income from October 2001 through December 2001.

The following table summarizes activity affecting the fair value of derivative instruments and the related after-tax effect on accumulated other comprehensive income ("AOCI") for the three and six months ended June 30, 2001:

                                                        For the three months ended                     For the Six Months Ended
                                                              June 30, 2001                                 June 30, 2001
                                                --------------------------------------        --------------------------------------
                                                    Derivatives              AOCI,                Derivatives              AOCI,
Millions of dollars                                 Fair Value             Net of Tax             Fair Value             Net of Tax
-------------------                             ---------------       ----------------        ---------------       ----------------
Income (loss):
    Balance at beginning of period                     $ (6)                  $ (4)                  $- -                   $ - -
    January 1, 2001 transition adjustment
        recognition of December 31, 2000
        fair value and gain                             - -                    - -                      1                     - -
    Unrealized loss on derivative instruments            (2)                    (1)                    (9)                    (5)
    Reclassification of realized losses on
        maturing derivative instruments
        to plant construction cost                        2                      1                      2                      1
                                                       ----                   ----                   ----                   ----
    Unrealized loss on derivative instruments
        at June 30, 2001                               $ (6)                  $ (4)                  $ (6)                  $ (4)
                                                       ====                   ====                   ====                   ====


10.  COMMITMENTS AND CONTINGENCIES

Bayer Claim--In June 2001, Bayer AG delivered a notice of claim to Lyondell in relation to its March 2000 purchase of Lyondell's polyols business, asserting various claims relating to alleged breaches of representations and warranties related to condition of the business and assets. The notice of claim seeks damages in excess of $100 million. Lyondell will vigorously contest the claims and does not expect the resolution of the claims to result in any material adverse effect on its business, financial condition, results of operations or liquidity. The agreement governing the transaction with Bayer provides a formal dispute resolution process, the final step of which would be binding arbitration in Houston, Texas.

Capital Commitments--Lyondell has commitments, including those related to capital expenditures, all made in the normal course of business. At June 30, 2001, major capital commitments included Lyondell's 50% share of those related to the construction of a world-scale PO facility, known as PO-11, in The Netherlands and a major expansion of a toluene diisocyanate ("TDI") facility in France. Lyondell's outstanding commitments on these two projects totaled approximately $186 million as of June 30, 2001.

Leases--During the third quarter 2000, construction began on a new butanediol ("BDO") facility in Europe known as BDO-2. Construction is being financed by a third party lessor. Upon completion in the second quarter of 2002, a subsidiary of Lyondell will lease the facility under an operating lease for a term of five years. Lyondell may, at its option, purchase the facility at any time up to the end of the lease term for an amount equal to the unrecovered construction costs of the lessor, as defined. If Lyondell does not exercise the purchase option, the facility will be sold and Lyondell will pay the lessor a termination fee to the extent the sales price is less than the residual value of the facility, as defined. The residual value at the end of the lease term is estimated at approximately 206 million euros, or $174 million using June 30, 2001 exchange rates. In the transaction documents for BDO-2, Lyondell agreed to comply with certain financial and other covenants that are substantially the same as those contained in the credit facility. A breach of those covenants could result in, among other things, Lyondell having to pay the project costs incurred to date. In March 2001, Lyondell secured amendments to the transaction documents consistent with the March 2001 amendment to its credit facility. Lyondell will seek additional amendments to the transaction documents consistent with the amendment it will seek to its credit facility. Lyondell anticipates that the amendments will become effective prior to September 30, 2001. See Note 8 for a discussion of the proposed amendments to the credit facility.

TDI Agreements--In January 1995, ARCO Chemical Company ("ARCO Chemical") entered into a tolling agreement and a resale agreement with Rhodia covering the entire TDI output of Rhodia's two plants in France, which have a combined average annual capacity of approximately 264 million pounds. Lyondell is currently required to purchase an average minimum of 212 million pounds of TDI per year under the agreements. The aggregate purchase price is a combination based on plant cost and market price. In the second quarter 2000, Lyondell entered into a series of arrangements with Rhodia to expand the capacity at the Pont de Claix plant, which provides TDI to Lyondell under the tolling agreement. The expansion will add approximately 105 million pounds of average annual capacity at the Pont de Claix plant, resulting in a total average annual capacity of approximately 269 million pounds, which is scheduled to be available in December 2001. After the completion of the expansion, all of the TDI that Lyondell receives from Rhodia will come from the Pont de Claix plant, which is designed to have a more efficient cost structure. Lyondell's average minimum TDI purchase commitment under the revised tolling agreement will be 197 million pounds of TDI per year and will be extended through 2016. The resale agreement, which covered output at the Lille plant, will expire December 31, 2001.

Crude Supply Agreement--Under the Crude Supply Agreement, PDVSA Petroleo y Gas, S.A. ("PDVSA Oil"), an affiliate of CITGO and of Petroleos de Venezuela, S.A. ("PDVSA"), the national oil company of the Republic of Venezuela, is required to sell, and LCR is required to purchase, 230,000 barrels per day of extra heavy crude oil. This constitutes approximately 86% of the refinery's refining capacity of 268,000 barrels per day of crude oil. By letter dated April 16, 1998, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced. The letter stated that PDVSA Oil declares itself in a force majeure situation and that PDVSA Oil will reduce deliveries of crude oil. Such reductions in deliveries were purportedly based on announced OPEC production cuts. LCR began receiving reduced deliveries of crude oil from PDVSA Oil in August 1998, amounting to 195,000 barrels per day in that month. LCR was advised by PDVSA Oil in May 1999 of a further reduction in the deliveries of crude oil supplied under the Crude Supply Agreement to 184,000 barrels per day, effective May 1999.

On several occasions since then, PDVSA Oil has further reduced crude oil deliveries, although it made payments under a different provision of the Crude Supply Agreement in partial compensation for such reductions. Subsequently, PDVSA Oil unilaterally increased deliveries of crude oil to LCR to 195,000 barrels per day effective April 2000, to 200,000 barrels per day effective July 2000 and to 230,000 barrels per day effective October 2000.

By letter dated February 9, 2001, PDVSA Oil informed LCR that the Venezuelan government, through the Ministry of Energy and Mines, had instructed that production of certain grades of crude oil be reduced effective February 1, 2001. The letter states that PDVSA Oil declares itself in a force majeure situation, but does not announce any reduction in crude oil deliveries to LCR. Although some reduction in crude oil delivery may be forthcoming, it is unclear as to the level of reduction, if any, which may be anticipated. LCR has consistently contested the validity of PDVSA Oil's and PDVSA's reductions in deliveries under the Crude Supply Agreement and, on March 12, 2001, Lyondell, on behalf of LCR, sent a letter to PDVSA Oil and PDVSA disputing the existence and validity of the purported force majeure situation declared by the February 9, 2001 letter.

PDVSA has announced that it intends to renegotiate the Crude Supply Agreements that it has with all third parties, including LCR. However, they have confirmed that they expect to honor their commitments if a mutually acceptable restructuring of the Crude Supply Agreement is not achieved. The breach or termination of the Crude Supply Agreement would require LCR to purchase all or a portion of its crude oil feedstocks in the merchant market, would subject LCR to significant volatility and price fluctuations and could adversely affect LCR and, therefore, Lyondell.

LCR Debt--On July 20, 2001, LCR completed the refinancing of its one-year credit facilities dated September 15, 2000, which consisted of a $450 million term loan and a $70 million revolving credit facility. The new 18-month credit facilities mature in January 2003 and include a $450 million term loan and $70 million revolving credit facility to be used for working capital and general business purposes.

Cross Indemnity Agreement--In connection with the 1988 transfer of assets and liabilities to Lyondell from Atlantic Richfield Company ("ARCO"), now wholly owned by BP p.l.c., Lyondell agreed to assume certain liabilities arising out of the operation of Lyondell's integrated petrochemicals and refining business prior to July 1, 1988. In connection with the transfer of such liabilities, Lyondell and ARCO entered into an agreement, updated in 1997 ("Revised Cross-Indemnity Agreement"), whereby Lyondell agreed to defend and indemnify ARCO against certain uninsured claims and liabilities which ARCO may incur relating to the operation of Lyondell prior to July 1, 1988, including certain liabilities which may arise out of pending and future lawsuits. For current and future cases related to Lyondell's products and operations, ARCO and Lyondell bear a proportionate share of judgment and settlement costs according to a formula that allocates responsibility based upon years of ownership during the relevant time period. Under the Revised Cross-Indemnity Agreement, Lyondell will assume responsibility for its proportionate share of future costs for waste site matters not covered by ARCO insurance.

In connection with the acquisition of ARCO Chemical, Lyondell succeeded, indirectly, to a cross indemnity agreement with ARCO whereby ARCO Chemical indemnified ARCO against certain claims or liabilities that ARCO may incur relating to ARCO's former ownership and operation of the businesses of ARCO Chemical, including liabilities under laws relating to the protection of the environment and the workplace, and liabilities arising out of certain litigation. As part of the agreement, ARCO indemnified ARCO Chemical with respect to claims or liabilities and other matters of litigation not related to the ARCO Chemical business.

Indemnification Arrangements Relating to Equistar--Lyondell, Millennium and Occidental have each agreed to provide certain indemnifications to Equistar with respect to the petrochemicals and polymers businesses contributed by the partners. In addition, Equistar agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted prior to December 1, 2004 for Lyondell and Millennium, and May 15, 2005 for Occidental, to the extent the aggregate thereof does not exceed $7 million to each partner, subject to certain terms of the respective asset contribution agreements. As of June 30, 2001, Equistar had incurred approximately $5 million under the $7 million indemnification basket with respect to the business contributed by Lyondell. Equistar also agreed to assume third party claims that are related to certain pre-closing contingent liabilities that are asserted for the first time after December 1, 2004 for Lyondell and Millennium, and for the first time after May 15, 2005 for Occidential.

Environmental--Lyondell's policy is to be in compliance with all applicable environmental laws. Lyondell is subject to extensive environmental laws and regulations concerning emissions to the air, discharges to surface and subsurface waters and the generation, handling, storage, transportation, treatment and disposal of waste materials. Some of these laws and regulations are subject to varying and conflicting interpretations. Lyondell cannot accurately predict future developments, such as increasingly strict environmental laws and inspection and enforcement policies, as well as higher compliance costs arising therefrom, which might affect the handling, manufacture, use, emission or disposal of products, other materials or hazardous and non-hazardous waste.

Lyondell is also subject to certain assessment and remedial actions at the LCR refinery under the Resource Conservation and Recovery Act ("RCRA"). In addition, Lyondell has negotiated an order with the Texas Natural Resource Conservation Commission ("TNRCC") for assessment and remediation of groundwater and soil contamination at the LCR refinery. Lyondell also has liabilities under RCRA and various state and foreign government regulations related to five current plant sites and three former plant sites.

Lyondell is currently contributing funds to the clean up of two waste sites located near Houston, Texas under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), as amended, and the Superfund Amendments and Reauthorization Act of 1986. Lyondell has also been named, along with several other companies, as a potentially responsible party for a third CERCLA site near Houston, Texas. In addition, Lyondell is involved in administrative proceedings or lawsuits relating to a minimal number of other CERCLA sites. Lyondell estimates, based upon currently available information, that potential loss contingencies associated with the latter CERCLA sites, individually and in the aggregate, are not significant.

As of June 30, 2001, Lyondell's environmental liability for future assessment and remediation costs at the above-mentioned sites totaled $28 million. The liabilities per site range from less than $1 million to $12 million and are expected to be incurred over the next two to seven years. In the opinion of management, there is currently no material range of loss in excess of the amount recorded for these sites. However, it is possible that new information about the sites for which the accrual has been established, new technology or future developments such as involvement in other CERCLA, RCRA, TNRCC or other comparable state or foreign law investigations, could require Lyondell to reassess its potential exposure related to environmental matters.

The eight-county Houston/Galveston region has been designated a severe non-attainment area for ozone by the U.S. Environmental Protection Agency ("EPA"). As a result, the TNRCC has submitted a plan to the EPA to reach and demonstrate compliance with the ozone standard by November 2007. Ozone is a product of the reaction between volatile organic compounds ("VOCs") and nitrogen oxides ("NOx") in the presence of sunlight, and is a principal component of smog. The proposed plans for meeting the ozone standard focus on significant reductions in NOx emissions. NOx emission reduction controls must be installed at LCR's refinery and each of Lyondell's two facilities and Equistar's six facilities in the Houston/Galveston region during the next several years, well in advance of the 2007 deadline. Compliance with the provisions of the plan will result in increased capital investment during the next several years and higher annual operating costs for Equistar, Lyondell and LCR. As a result, Lyondell estimates that aggregate related capital expenditures could total between $400 million and $500 million for Lyondell, Equistar and LCR before the 2007 deadline. Lyondell's share of such expenditures could total between $65 million and $80 million, and Lyondell's share of Equistar's and LCR's expenditures could total between $160 million and $195 million. The timing and amount of these expenditures are subject to regulatory and other uncertainties, as well as obtaining the necessary permits and approvals. Lyondell has been actively involved with a number of organizations to help solve the ozone problem in the most cost-effective manner and, in January 2001, Lyondell and an organization composed of industry participants filed a lawsuit against the TNRCC to encourage adoption of their alternative plan to achieve the same air quality improvement with less negative economic impact on the region. In June 2001, the parties entered into a consent order with respect to the lawsuit. Pursuant to the consent order, the TNRCC agreed to review, by June 2002, the scientific data for ozone formation in the Houston/Galveston region. If the TNRCC scientific review supports the industry group proposal, the TNRCC has agreed to revise the NOx emission reduction requirements set forth in its original plan. Such revision of the NOx emission reduction requirements would reduce the estimated capital investments required by Lyondell, Equistar and LCR to comply with the plans for meeting the ozone standard.

In the United States, the Clean Air Act Amendments of 1990 set minimum levels for oxygenates, such as methyl tertiary butyl ether ("MTBE"), in gasoline sold in areas not meeting specified air quality standards. However, while studies by federal and state agencies and other organizations have shown that MTBE is safe for use in gasoline, is not carcinogenic and is effective in reducing automotive emissions, the presence of MTBE in some water supplies in California and other states due to gasoline leaking from underground storage tanks and in surface water from recreational water craft has led to public concern that MTBE may, in certain limited circumstances, affect the taste and odor of drinking water supplies, and thereby lead to possible public concerns.

Certain federal and state governmental initiatives have sought either to rescind the oxygenate requirement for reformulated gasoline or to restrict or ban the use of MTBE. Such actions, to be effective, would require (i) a waiver of the state's oxygenate mandate, (ii) Congressional action in the form of an amendment to the Clean Air Act or (iii) replacement of MTBE with another oxygenate such as ethanol, a more costly, untested and less widely available additive. California has twice sought a waiver of its oxygenate mandate. California's request was denied by both the Clinton Administration and the Bush Administration. At the federal level, a blue ribbon panel appointed by the EPA issued its report on July 27, 1999. That report recommended, among other things, reducing the use of MTBE in gasoline. During 2000, the EPA announced its intent to seek legislative changes from Congress to give the EPA authority to ban MTBE over a three-year period. Such action would only be granted through amendments to the Clean Air Act. Additionally, the EPA is seeking a ban of MTBE utilizing rulemaking authority contained in the Toxic Substance Control Act. It would take at least three years for such a rule to issue. In January 2001, however, senior policy analysts at the U.S. Department of Energy presented a study stating that banning MTBE would create significant economic risk. The study did not identify any benefits from banning MTBE. Additionally, in early 2001, after a thorough evaluation of MTBE conducted in connection with proposed amendments to the 1998 European Council directive on gasoline and diesel fuel specifications, the European Union concluded that the use of MTBE in gasoline does not present a health risk to the community or a risk to the environment, and decided not to restrict the use of MTBE in the European Union. The EPA initiatives mentioned above or other governmental actions could result in a significant reduction in Lyondell's MTBE sales. Lyondell has developed technologies to convert tertiary butyl alcohol ("TBA") into alternate gasoline blending components should it be necessary to reduce MTBE production in the future.

The Clean Air Act specified certain emissions standards for vehicles beginning in the 1994 model year and required the EPA to study whether further emissions reductions from vehicles were necessary starting no earlier than the 2004 model year. In 1998, the EPA concluded that more stringent vehicle emission standards were needed and that additional controls on gasoline and diesel were necessary to meet these emission standards. New standards for gasoline were finalized in 1999 and will require refiners to produce a low sulfur gasoline by 2004, with final compliance by 2006. A new "on-road" diesel standard was adopted in January 2001 and will require refiners to produce ultra low sulfur diesel by June 2006, with some allowance for a conditional phase-in period that could extend final compliance until 2009. Lyondell estimates that these rules will result in increased capital investment for LCR, totaling between $175 million to $225 million for the new gasoline standards and $250 million to $300 million for the new diesel standard, between now and the implementation dates. Lyondell's share of LCR's capital expenditures would be between $250 million and $300 million. In addition, these rules could result in higher operating costs for LCR. Equistar's olefins fuel business may also be impacted if these rules increase the cost for processing fuel components.

General--Lyondell is involved in various lawsuits and proceedings. Subject to the uncertainty inherent in all litigation, management believes the resolution of these proceedings will not have a material adverse effect upon the Lyondell consolidated financial statements.

In the opinion of management, any liability arising from the matters discussed in this note is not expected to have a material adverse effect on the consolidated financial statements. However, the adverse resolution in any reporting period of one or more of these matters discussed in this note could have a material impact on Lyondell's results of operations for that period without giving effect to contribution or indemnification obligations of co-defendants or others, or to the effect of any insurance coverage that may be available to offset the effects of any such award.


11.  STOCKHOLDERS' EQUITY

Basic and Diluted Earnings Per Share--Basic earnings per share ("EPS") for income (loss) before extraordinary items for the periods presented are computed based upon the weighted average number of shares outstanding for the periods. Diluted earnings per share for income (loss) before extraordinary items include the effect of outstanding stock options issued under the 1999 Long-Term Incentive Plan and the Executive Long-Term Incentive Plan. These stock options were antidilutive in the six-month period ended June 30, 2001.

                                                                                    For the three months ended
                                                                                             June 30,
                                                             ---------------------------------------------------------------------
                                                                          2001                                   2000
                                                             --------------------------------      -------------------------------
Thousands of shares                                               Shares               EPS              Shares             EPS
-------------------                                          --------------      ------------      -------------     -------------
Basic                                                               117,563              $.04            117,549              $.39
Dilutive effect of options                                              398               - -                605               - -
                                                                    -------              ----            -------              ----
Diluted                                                             117,961              $.04            118,154              $.39
                                                                    =======              ====            =======              ====

                                                                                      For the six months ended
                                                                                              June 30,
                                                             ----------------------------------------------------------------------
                                                                            2001                                  2000
                                                             --------------------------------       -------------------------------
Thousands of shares                                               Shares               EPS               Shares             EPS
-------------------                                          --------------      ------------       -------------     -------------
Basic                                                               117,563             $(.25)            117,556             $3.00
Dilutive effect of options                                              - -               - -                 244              (.01)
                                                                    -------             -----             -------             -----
Diluted                                                             117,563             $(.25)            117,800             $2.99
                                                                    =======             =====             =======             =====


Comprehensive Income - Comprehensive income (loss) consisted of the following:

                                                               For the Three Months Ended                 For the Six Months Ended
                                                                        June 30,                                 June 30,
                                                            --------------------------------            --------------------------
Millions of dollars                                            2001                   2000                 2001             2000
-------------------                                         ---------              ---------            ---------        ---------
Net income (loss)                                             $   4                  $  46                $ (30)           $ 352
                                                              -----                  -----                -----            -----
Other comprehensive income (loss):
   SFAS No. 133 transition adjustment                           - -                    - -                   - -             - -
   Unrealized loss on derivative instruments                     (1)                   - -                   (5)             - -
   Reclassification of losses on derivative                       1                    - -                    1              - -
    instruments
   Foreign currency translation loss                            (48)                   (11)                 (98)            (139)
                                                              -----                  -----                -----            -----
Total other comprehensive loss                                  (48)                   (11)                (102)            (139)
                                                              -----                  -----                -----            -----
Comprehensive income (loss)                                   $ (44)                 $  35                $(132)           $ 213
                                                              =====                  =====                =====            =====

The transition adjustment resulting from the adoption of SFAS No. 133 as of January 1, 2001 was less than $1 million. After-tax losses of $1 million related to maturing contracts were reclassified from accumulated other comprehensive income and included in plant construction costs (see Note 9).


12.  SEGMENT AND RELATED INFORMATION

Lyondell has four reportable segments in which it operates: (i) intermediate chemicals and derivatives; (ii) petrochemicals; (iii) polymers; and (iv) refining. Lyondell's methanol business is not a reportable segment. Summarized financial information concerning reportable segments is shown in the following table:

                                                     Intermediate
                                                      Chemicals
                                                         and
Millions of dollars                                  Derivatives    Petrochemicals   Polymers    Refining    Other     Total
-------------------                                  -----------    ---------------  --------    --------    -----     ------
FOR THE THREE MONTHS ENDED JUNE 30, 2001:
Sales and other operating revenues                         $  902      $    - -      $    - -    $    - -    $ - -     $  902
Operating income                                               66                                                          66
Interest expense                                                                                               (98)       (98)
Interest income                                                                                                  4          4
Other expense, net                                                                                              (1)        (1)
Income (loss) from equity investments                         - -            33            (9)         41      (23)        42
Income before income taxes and extraordinary item                                                                          13

FOR THE THREE MONTHS ENDED JUNE 30, 2000:
Sales and other operating revenues                         $  976      $    - -      $    - -    $    - -    $ - -     $  976
Operating income                                              142                                                         142
Interest expense                                                                                              (123)      (123)
Interest income                                                                                                 20         20
Other expense, net                                                                                              (1)        (1)
Income (loss) from equity investments                           3           109           (10)        (10)     (26)        66
Income before income taxes and extraordinary item                                                                         104

FOR THE SIX MONTHS ENDED JUNE 30, 2001:
Sales and other operating revenues                         $1,759      $    - -      $    - -    $    - -    $ - -     $1,759
Operating income                                               97                                                          97
Interest expense                                                                                              (197)      (197)
Interest income                                                                                                 11         11
Other income, net                                                                                                2          2
Income (loss) from equity investments                           1            80           (46)         68      (59)        44
Loss before income taxes and extraordinary item                                                                           (43)

FOR THE SIX MONTHS ENDED JUNE 30, 2000:
Sales and other operating revenues                         $2,112      $    - -      $    - -    $    - -    $ - -     $2,112
Operating income                                              229                                                         229
Interest expense                                                                                              (288)      (288)
Interest income                                                                                                 28         28
Other expense, net                                                                                              (6)        (6)
Gain on sale of assets                                                                                         544        544
Income (loss) from equity investments                           6           180           (22)          6      (54)       116
Income before income taxes and extraordinary item                                                                         623

The following table presents the details of "Income (loss) from equity investments" as presented above in the "Other" column for the periods indicated:

                                                       For the Three Months Ended               For the Six Months Ended
                                                                June 30,                                 June 30,
                                                  ---------------------------------       -------------------------------------
Millions of dollars                                  2001                2000                  2001                  2000
-------------------                               ----------       ----------------       ---------------       ---------------
Equistar items not allocated to petrochemicals
    and polymers:
      Principally general and administrative
        expenses and interest expense, net          $ (26)                 $ (27)                $ (49)                $ (53)
      Unusual charges - Port Arthur shutdown          - -                    - -                    (9)                  - -
Income (loss) from equity investment
    in Lyondell Methanol Company                        3                      1                    (1)                   (1)
                                                    -----                  -----                 -----                 -----
          Total--Other                              $ (23)                 $ (26)                $ (59)                $ (54)
                                                    =====                  =====                 =====                 =====

13.  PURCHASE OF ARCO CHEMICAL COMPANY

In connection with the July 28, 1998 acquisition of ARCO Chemical, Lyondell accrued liabilities for costs associated with the delay of construction of the PO-11 plant, vesting of certain key manager benefits pursuant to a change of control provision, severance costs for the involuntary termination of certain headquarters employees and relocation costs for moving personnel to Lyondell's Houston headquarters. The total accrued liability for these items was approximately $255 million at the date of acquisition. Lyondell subsequently revised the portion of the estimated liabilities for penalties and cancellation charges related to the PO-11 lump-sum construction contract and related commitments. Based on the final negotiated terms, Lyondell reduced the accrued liability by $13 million in 1999 and by $8 million in 2000. In addition, during 2000 Lyondell finalized the portion of the accrued liability related to employee costs and reduced the liability by $10 million. The benefit in 2000 from the accrual reversal was substantially offset by other acquisition-related costs. Through June 30, 2001, Lyondell had paid and charged approximately $214 million against the accrued liability. The remaining $10 million of the accrued liability related to PO-11 commitments and will be paid periodically through the first quarter 2003.


14.  SUPPLEMENTAL GUARANTOR INFORMATION

ARCO Chemical Technology Inc. ("ACTI"), ARCO Chemical Technology L.P. ("ACTLP") and Lyondell Chemical Nederland, Ltd. ("LCNL") are guarantors (collectively "Guarantors") of the $500 million senior subordinated notes and $1.9 billion senior secured notes issued by Lyondell in May 1999. LCNL, a Delaware corporation, is a wholly owned subsidiary of Lyondell that operates, through wholly owned foreign subsidiaries, a chemical production facility in Rotterdam, The Netherlands. ACTI is a Delaware corporation, which holds the investment in ACTLP. ACTLP is a Delaware limited partnership, which holds and licenses technology to other Lyondell affiliates and to third parties. Separate financial statements of the Guarantors are not considered to be material to the holders of the senior subordinated notes and senior secured notes. The following condensed consolidating financial information present supplemental information for the Guarantors as of December 31, 2000 and as of and for the three and six months ended June 30, 2001 and 2000.

           CONDENSED CONSOLIDATING FINANCIAL INFORMATION (UNAUDITED)

                                 BALANCE SHEET
                              AS OF JUNE 30, 2001

                                                                           Non-                            Consolidated
Millions of dollars                      Lyondell      Guarantors       Guarantors      Eliminations         Lyondell
-------------------                     ----------     ----------       ----------      ------------       ------------
Total current assets                       $  876         $   237             $- -           $   - -             $1,113
Property, plant and equipment, net          1,816             505              - -               - -              2,321
Investments and
     long-term receivables                  3,694           1,161              920            (4,150)             1,625
Goodwill, net                                 727             384              - -               - -              1,111
Other assets                                  451              64              - -               - -                515
                                           ------         -------             ----           -------             ------
Total assets                               $7,564         $ 2,351             $920           $(4,150)            $6,685
                                           ======         =======             ====           =======             ======

Current maturities of long-term debt       $   11         $   - -             $- -           $   - -             $   11
Other current liabilities                     321             221              - -               - -                542
Long-term debt,
     less current maturities                3,838             - -              - -               - -              3,838
Other liabilities                             430              53              - -               - -                483
Deferred income taxes                         561             125              - -               - -                686
Intercompany liabilities (assets)           1,278          (1,292)              14               - -                - -
Minority interest                             165             - -              - -               - -                165
Stockholders' equity                          960           3,244              906            (4,150)               960
                                           ------         -------             ----           -------             ------
Total liabilities and
     stockholders' equity                  $7,564         $ 2,351             $920           $(4,150)            $6,685
                                           ======         =======             ====           =======             ======



                                 BALANCE SHEET
                            AS OF DECEMBER 31, 2000

                                                                           Non-                            Consolidated
Millions of dollars                      Lyondell      Guarantors       Guarantors      Eliminations         Lyondell
-------------------                     ----------     ----------       ----------      ------------       ------------
Total current assets                       $1,103         $   242             $- -           $   - -             $1,345
Property, plant and equipment, net          1,863             566              - -               - -              2,429
Investments and
     long-term receivables                  3,644             413              920            (3,371)             1,606
Goodwill, net                                 738             414              - -               - -              1,152
Other assets                                  450              61              - -                 4                515
                                           ------         -------             ----           -------             ------
Total assets                               $7,798         $ 1,696             $920           $(3,367)            $7,047
                                           ======         =======             ====           =======             ======

Current maturities of long-term debt       $   10         $   - -             $- -           $   - -             $   10
Other current liabilities                     501             223              - -               - -                724
Long-term debt,
     less current maturities                3,844             - -              - -               - -              3,844
Other liabilities                             382              59              - -               - -                441
Deferred income taxes                         562             140              - -               - -                702
Intercompany liabilities (assets)           1,173          (1,245)              68                 4                - -
Minority interest                             181             - -              - -               - -                181
Stockholders' equity                        1,145           2,519              852            (3,371)             1,145
                                           ------         -------             ----           -------             ------
Total liabilities and
     stockholders' equity                  $7,798         $ 1,696             $920           $(3,367)            $7,047
                                           ======         =======             ====           =======             ======

                              STATEMENTS OF INCOME
                    FOR THE THREE MONTHS ENDED JUNE 30, 2001

                                                                            Non-                             Consolidated
Millions of Dollars                      Lyondell       Guarantors       Guarantors       Eliminations         Lyondell
-------------------                     ---------       ----------       ----------       ------------       ------------
Sales and other operating revenues           $765             $201             $- -               $(64)              $902
Cost of sales                                 686              139              - -                (64)               761
Selling, general and
     administrative expenses                   36                5              - -                - -                 41
Research and development expense                8              - -              - -                - -                  8
Amortization of goodwill
     and other intangible assets               22                4              - -                - -                 26
                                             ----             ----             ----               ----               ----
Operating income                               13               53              - -                - -                 66
Interest income (expense), net                (97)             - -                3                - -                (94)
Other income (expense), net                    43              (44)             - -                - -                 (1)
Income from equity investments                 51              - -               41                (50)                42
Intercompany income (expense)                 (13)              16               (3)               - -                - -
Provision for income taxes                      5                4               12                (12)                 9
                                             ----             ----             ----               ----               ----
Net income (loss)                            $ (8)            $ 21             $ 29               $(38)              $  4
                                             ====             ====             ====               ====               ====



                              STATEMENTS OF INCOME
                    FOR THE THREE MONTHS ENDED JUNE 30, 2000

                                                                            Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantors       Guarantors       Eliminations         Lyondell
--------------------                    ---------       ----------       ----------       ------------       ------------
Sales and other operating revenues          $ 837             $252             $- -              $(113)             $ 976
Cost of sales                                 699              183              - -               (113)               769
Selling, general and
     administrative expenses                   33               (1)               1                - -                 33
Research and development expense                7              - -              - -                - -                  7
Amortization of goodwill
     and other intangible assets               18                7              - -                - -                 25
                                            -----             ----             ----              -----              -----
Operating income (loss)                        80               63               (1)               - -                142
Interest income (expense), net               (107)             - -                4                - -               (103)
Other income (expense), net                    41              (42)             - -                - -                 (1)
Income from equity investments                 78              - -               63                (75)                66
Intercompany income (expense)                 (37)              40               (3)               - -                - -
Provision for income taxes                     20               24               25                (30)                39
                                            -----             ----             ----              -----              -----
Income  before
     extraordinary item                        35               37               38                (45)                65
Extraordinary item, net of taxes              (19)             - -              - -                - -                (19)
                                            -----             ----             ----              -----              -----
Net income                                  $  16             $ 37             $ 38              $ (45)             $  46
                                            =====             ====             ====              =====              =====

                              STATEMENTS OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001


                                                                            Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantors       Guarantors       Eliminations         Lyondell
--------------------                    ---------       ----------       ----------       ------------       ------------
Sales and other operating revenues         $1,492            $ 438             $- -              $(171)            $1,759
Cost of sales                               1,401              286              - -               (171)             1,516
Selling, general and
     administrative expenses                   73                7              - -                - -                 80
Research and development expense               16              - -              - -                - -                 16
Amortization of goodwill
     and other intangible assets               41                9              - -                - -                 50
                                           ------            -----             ----              -----             ------
Operating income (loss)                       (39)             136              - -                - -                 97
Interest income (expense), net               (194)               1                7                - -               (186)
Other income (expense), net                   107             (105)             - -                - -                  2
Income from equity investments                 84              - -               42                (82)                44
Intercompany income (expense)                 (38)              44               (6)               - -                - -
(Benefit from) provision for
     income taxes                             (25)              24               13                (25)               (13)
                                           ------            -----             ----              -----             ------
Net income (loss)                          $  (55)           $  52             $ 30              $ (57)            $  (30)
                                           ======            =====             ====              =====             ======



                              STATEMENTS OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000


                                                                            Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantors       Guarantors       Eliminations         Lyondell
--------------------                    ---------       ----------       ----------       ------------       ------------
Sales and other operating revenues         $1,833             $469             $- -              $(190)            $2,112
Cost of sales                               1,553              358              - -               (190)             1,721
Selling, general and
     administrative expenses                   84                3                1                - -                 88
Research and development expense               21              - -              - -                - -                 21
Amortization of goodwill
     and other intangible assets               38               15              - -                - -                 53
                                           ------             ----             ----              -----             ------
Operating income (loss)                       137               93               (1)               - -                229
Gain (loss) on sale of assets                 553               (9)             - -                - -                544
Interest income (expense), net               (268)             - -                8                - -               (260)
Other income (expense), net                    73              (79)             - -                - -                 (6)
Income from equity investments                153              - -              110               (147)               116
Intercompany income (expense)                (119)             126               (7)               - -                - -
Provision for income taxes                    205               51               43                (58)               241
                                           ------             ----             ----              -----             ------
Income before
     extraordinary item                       324               80               67                (89)               382
Extraordinary item, net of taxes              (30)             - -              - -                - -                (30)
                                           ------             ----             ----              -----             ------
Net income                                 $  294             $ 80             $ 67              $ (89)            $  352
                                           ======             ====             ====              =====             ======

                            STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001

                                                                            Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantors       Guarantors       Eliminations         Lyondell
--------------------                    ---------       ----------       ----------       ------------       ------------
Net income (loss)                           $ (55)            $ 52             $ 30               $(57)             $ (30)
Adjustments to reconcile net
  income (loss)  to net cash provided
  by (used in) operating activities:
     Depreciation and amortization            110               22              - -                - -                132
     Net changes in working
          capital and other                  (121)             (46)             (25)                57               (135)
                                            -----             ----             ----               ----              -----
     Net cash provided by
          (used in) operating
           activities                         (66)              28                5                - -                (33)
                                            -----             ----             ----               ----              -----
Expenditures for property,
     plant and equipment                      (36)              (4)             - -                - -                (40)
Distributions from affiliates
     in excess of earnings                     (4)             - -               24                - -                 20
Contributions and advances
     to affiliates                             18              (29)             (29)               - -                (40)
                                            -----             ----             ----               ----              -----
     Net cash used in
          investing activities                (22)             (33)              (5)               - -                (60)
                                            -----             ----             ----               ----              -----
Payment of debt related costs                  (3)             - -              - -                - -                 (3)
Repayments of long-term debt                   (5)             - -              - -                - -                 (5)
Dividends paid                                (53)             - -              - -                - -                (53)
                                            -----             ----             ----               ----              -----
     Net cash used in
          financing activities                (61)             - -              - -                - -                (61)
                                            -----             ----             ----               ----              -----
Effect of exchange rate
     changes on cash                           13              (14)             - -                - -                 (1)
                                            -----             ----             ----               ----              -----
Decrease in cash
     and cash equivalents                   $(136)            $(19)            $- -               $- -              $(155)
                                            =====             ====             ====               ====              =====

                            STATEMENTS OF CASH FLOWS
                     FOR THE SIX MONTHS ENDED JUNE 30, 2000


                                                                            Non-                             Consolidated
Millions of dollars                      Lyondell       Guarantors       Guarantors       Eliminations         Lyondell
--------------------                    ---------       ----------       ----------       ------------       ------------
Net income                                $   296            $  80             $ 67               $(91)           $   352
Adjustments to reconcile net
  income to net cash provided
  by (used in) operating activities:
     (Gain) loss on sale of assets           (553)               9              - -                - -               (544)
     Depreciation and amortization            120               30              - -                - -                150
     Extraordinary item                        30              - -              - -                - -                 30
     Net changes in working
          capital and other                   166             (295)             (83)                91               (121)
                                          -------            -----             ----               ----            -------
     Net cash provided by
          (used in) operating
           activities                          59             (176)             (16)               - -               (133)
                                          -------            -----             ----               ----            -------
Proceeds from sale of assets,
     net of cash sold                       2,260              164              - -                - -              2,424
Expenditures for property,
     plant and equipment                      (27)              (4)             - -                - -                (31)
Distributions from affiliates
     in excess of earnings                      4              - -               27                - -                 31
Contributions and advances
     to affiliates                              8              (11)             (10)               - -                (13)
Other                                         (32)             - -              - -                - -                (32)
                                          -------            -----             ----               ----            -------
     Net cash provided by
          investing activities              2,213              149               17                - -              2,379
                                          -------            -----             ----               ----            -------
Payment of debt-related costs                 (18)             - -              - -                - -                (18)
Repayments of long-term debt               (2,061)             - -              - -                - -             (2,061)
Dividends paid                                (52)             - -              - -                - -                (52)
                                          -------            -----             ----               ----            -------
     Net cash used in
          financing activities             (2,131)             - -              - -                - -             (2,131)
                                          -------            -----             ----               ----            -------
Effect of exchange rate
     changes on cash                          (14)              12              - -                - -                 (2)
                                          -------            -----             ----               ----            -------
Increase (decrease) in
     cash and cash equivalents            $   127            $ (15)            $  1               $- -            $   113
                                          =======            =====             ====               ====            =======